SKILLSOFT CORP.

300 Innovative Way, Suite 201

Nashua, New Hampshire 03062

July 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Wray

Re:	Skillsoft Corp.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-257718

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skillsoft Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Amendment No. 1 to Registration Statement on Form S-1 to become effective on August 2, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Merritt Johnson of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Merritt Johnson of Weil, Gotshal & Manges LLP at (212) 310-8000.

Very truly yours,

SKILLSOFT CORP.

By:	/s/ Sarah Hilty
Name:	Sarah Hilty
Title:	Chief Legal Officer

cc:	Ryan Murray, Skillsoft Corp.
Jaclyn L. Cohen, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP
Arthur Souza Rodrigues, Weil, Gotshal & Manges LLP